UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):     ____Form 10-K  ____Form 20-F   ____Form 11-K        X   Form 10-Q    ____Form 10-D ____Form N-SAR ____Form N-CSR

For Period Ended:  September 30, 2009

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:    FACT CORPORATION

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):  1530 - 9 AVENUE S.E.

City, State and Zip Code:    CALGARY, ALBERTA T2G 0T7

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)     X

(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Form 10-Q for the period ended September 30, 2009 will not be submitted by the deadline due to a situation where the workload exceeds available personnel.  Certain events and activities during and subsequent to the end of the reporting period required the reallocation of time normally used for the preparation of the report.  The Registrant’s independent auditors will also not be able to complete their review of the financial statements prior to November 16, 2009.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

JACQUELINE DANFORTH                    403                                                            693-8004
 (Name)                                                      (Area Code)                                           (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).       X      Yes               __ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?       X      Yes            __ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of its ongoing operations, it is expected that the Company will report earned gross revenues from sales of functional bakery premixes and products during the nine months ended September 30, 2009 of $896,578 (net of revenues of approximately $58,426 in rental income) compared to $1,549,178 in gross revenues (net of $42,142 reported as rental income) from sales across the same category in the same period in the previous year. The decline in gross revenues can be directly attributed to decreased annual sales to both of the Company’s key customers during the nine months ended September 30, 2009.  Gross profit for the period ended September 30, 2009 is expected to total $219,420 (2009) as compared to gross profit of $351,013 in the same period last year, reflecting a decline in gross profit of approximately 37% period over period.

It is expected that the Company’s total operating expenses will be approximately $690,676 for this current nine month period compared to $612,040 in the same period last year.  The increase to operating expenses can be entirely attributed to an increase of $60,000 to salary costs as a result of a new hiring, with an increase of $45,000 consulting fees related to retention of a consultant to assist in the Company’s three year forward-planning and acquisition strategies, with no similar expense in same period ended September 30, 2009. Other income and expenses are expected to reflect a loss of $114,522 for the current nine month period, consisting of interest expenses totaling $$92,101as relates to debt servicing; $22,408 related to a loss on conversion of debt whereby the Company settled outstanding debt totaling $74,692 at $0.10 per share for a total of 746,922 common shares and an unrealized loss on marketable securities of $16.  During the comparative nine month period ended September 30, 2008 the Company reported other income and expenses totaling $74,211, relfecting interest expenses solely related to debt servicing.

It is expected that the Company will incur a net loss of approximately $585,778 for this nine month period compared to a net loss of $335,238 in the same period last year.

FACT CORPORATION
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2009	By:	/s/ Jacqueline Danforth
Name: Jacqueline Danforth
Title: President

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).